

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via E-mail
Mr. John C. Hodgman
SVP of Finance Administration &
Chief Financial Officer
Intermune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005

Re: **Intermune, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             File No. 000-29801

Dear Mr. Hodgman:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter within 10 business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the amendment to your filing and any information you provide, we may have additional comments.

Item 9a. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 114

1. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of these controls and procedures as required by Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or me at (202) 551-3679 if you have any questions regarding the comment.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant